Mail Stop 3720

June 14, 2006

Via U.S. Mail and Fax (972-819-2314)

Ms. Jana Ahlfinger Bell
Chief Financial Officer
EFJ, Inc.
1440 Corporate Drive
Irving, TX 75038

       RE: **EFJ, Inc.**
               Form 10-K for the Year ended December 31, 2005
               Filed March 9, 2006
               File No. 000-21681

Dear Ms. Bell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director